Filed by NYSE Euronext, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933, as amended

Subject Companies:
NYSE Group, Inc.
(Commission File No. 001-32829)
Euronext N.V.

March 1, 2007

                On February 28, 2007, NYSE Euronext placed the below advertisement in the European edition of the Wall Street Journal. Additionally, between February 28 and March 3, 2007, substantially similar advertisements in various languages have been placed, or are intended to be placed, in several European publications with distribution primarily in Belgium, France and/or the United Kingdom.

From one side of the world to the other, together we are building
THE WORLD'S FIRST TRULY GLOBAL EXCHANGE GROUP.

BE A PART OF THIS HISTORIC MERGER OF TWO LEADING EXCHANGE GROUPS ON TWO CONTINENTS.

Shareholders of Euronext can now tender their shares through March 21, 2007 in exchange for EUR 21.32 in cash and 0.98 of a share of NYSE Euronext common stock. The offer also contains a "mix and match" election to permit Euronext shareholders to elect to receive more cash or more stock for their tendered Euronext shares, to the extent that either is available.

AMSTERDAM • BRUSSELS • CHICAGO • LISBON • LONDON • NEW YORK • PARIS • SAN FRANCISCO

The NYSE Euronext French offer document (note d'information) registered with the AMF (under No.07-018 on January 18, 2007), the Euronext response document (note en
réponse) registered with the AMF (under No.07-019 on January 18, 2007), the NYSE Euronext Registration Document (document de base) registered with the AMF under
No.I.06-184 on November 30, 2006), the update of the information relating to the characteristics, particularly the legal, financial and accounting characteristics of NYSE Euronext contained in the Registration Document (which also includes legal, financial and accounting information with respect to NYSE Euronext (Holding) N.V.), and the update of the information relating to the characteristics, particularly the legal, financial and accounting characteristics of Euronext contained in section 28 of the Registration Document (both updates having been filed with the AMF on February 15, 2007), are available for consultation on the Web site of the AMF (www.amf-france.org) and on the Web site of Euronext
(www.euronext.com). NYSE Euronext has filed with the U.S. Securities Exchange Commission (the "SEC") a Registration Statement on Form S-4 (File No. 333-137506) (the "S-4")
that includes a form of exchange offer prospectus. The SEC declared the S-4 effective on November 27, 2006. On February 15, 2007, NYSE Euronext filed a definitive exchange offer prospectus (the "exchange offer prospectus") meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. No offering of securities in the United
States shall be made except by means of such a prospectus. U.S. HOLDERS OF EURONEXT SHARES ARE URGED TO READ THE EXCHANGE OFFER PROSPECTUS BECAUSE THAT
DOCUMENT CONTAINS IMPORTANT INFORMATION REGARDING THE PROPOSED EXCHANGE OFFER. U.S. Holders of Euronext shares may obtain a free copy of the S-4, the exchange offer prospectus and other related documents filed by NYSE Group and NYSE Euronext with the SEC at the SEC's Web site at www.sec.gov. This communication is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial
Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (iii) high net worth companies and other persons falling within Article 49(2)(a) to (d) of the
Order, and (iv) other persons to whom it may lawfully be communicated (all such persons together being referred to as "relevant persons"). The NYSE Euronext shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such NYSE Euronext shares will be engaged in only with, relevant persons.
Any person who is not a relevant person should not act or rely on this document or any of its contents. In addition, in any EEA Member State (other than France and Belgium)
that has implemented Directive 2003/71/EC (together with any applicable implementing measures in any Member State, the "Prospectus Directive"), this communication is only addressed to and is only directed at "qualified investors" (within the meaning of the Prospectus Directive) in that Member State, and any offer of NYSE Euronext shares referred to herein shall only be made to such persons. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.